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                                                                       Exhibit 2
                                                                       ---------

               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]

November 20, 2001

VIA FACSIMILE & U.S. MAIL

Mr. James Scarborough
President & C.E.O.
Stage Stores, Inc.
10201 Main Street
Houston, TX  77025-5229
Facsimile (713) 669-2709

Dear Mr. Scarborough:

Our firm recently acquired a stake of approximately 6.2% of the outstanding shares of Stage Stores, Inc. (the "Company") We purchased the majority of our position through the purchase of Specialty Retailer 8.50% Senior Notes due 2005 last summer while the Company was reorganizing under the protection of Chapter
11. In addition, we purchased shares in recent weeks subsequent to the Company's emergence from bankruptcy.

Based on Third Point's base case EBITDA and E.P.S. estimates of $85.0 million and $2.12 per share, respectively, for the period ended January 31, 2002, we believe that even after the recent run-up to a price of approximately $14.00, the shares remain significantly undervalued. (Current prices represent a multiple of Enterprise Value/EBITDA of only 3.3X and an earnings multiple of 6.6X current fiscal year estimated results.) Our review of comparable companies leads us to a valuation in excess of $20.0 per share. With the cloud of bankruptcy lifted and the purge of prior management largely completed, there is significant potential for growth and financial improvement in the months and years ahead.

We trust that you will continue to manage the company's operations and be attentive to corporate governance issues in a manner to maximize the value of Stage Stores for all its shareholders.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Managing Member